Filed by Alberto-Culver Company

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Sally Holdings, Inc.

(Commission File No. 1-5050)

ALBERTO CULVER

ALBERTO CULVER

ALBERTO CULVER
2005 ANNUAL REPORT
looking good

ALBERTO CULVER

Looking Good

January 17-19, 2006

2
This presentation contains forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alberto-
Culver and Regis, including future financial and operating results, the companies’
plans,
objectives, expectations and intentions and other statements that are not historical facts.
Such statements are based upon the current beliefs and expectations of
Alberto-Culver’s
and
Regis’
management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the failure of Alberto-Culver and Regis shareholders to approve the transaction;
the risk that the businesses will not be integrated successfully; failure to realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors;
disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competition within the relevant product markets; risks inherent in acquisitions and strategic alliances; loss of one or more key employees; loss of distribution rights; sales by unauthorized distributors in exclusive markets; the effects of a prolonged
United States or global economic downturn or recession; changes in costs; the costs and effects of unanticipated legal or administrative proceedings; health epidemics; adverse weather conditions; and variations in political, economic or other factors such as currency exchange rates, inflation rates and interest rates, and events outside the control of Alberto-
Culver or Regis that negatively affect the intended tax free nature of the transaction. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause
Alberto-Culver’s
and
Regis’
results to differ materially from those described in the
forward-looking statements can be found in the 2005 Annual Reports on Forms 10-K of
Alberto-Culver and Regis filed with the SEC and available at the
SEC’s
Internet site
(http://www.sec.gov).
Forward Looking Statements

3
Forward Looking Statements
This communication is not a solicitation of a proxy from any security holder of Alberto-Culver or Regis and Alberto-Culver and Regis will be filing with the Securities and Exchange
Commission a joint proxy statement/prospectus to be mailed to security holders and other relevant documents concerning the planned transaction involving Alberto-Culver and Regis.
WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY
STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE
SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.   Investors and security
holders will be able to obtain the documents free of charge at the
SEC’s
website,
www.sec.gov.
In addition, documents filed with the SEC by Alberto-Culver will be available free of charge by contacting Alberto-Culver, Wesley C. Davidson, Vice President, Corporate
Development and Investor Relations at 708-450-3145.  Documents filed with the SEC by
Regis Corporation will be available free of charge by contacting Regis, Jack Nielsen, Director of Finance, Investor Relations and Investment Benefits, at 952-947-7000.
The respective directors and executive officers of Alberto-Culver and Regis and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction proposal. Information regarding
Alberto-Culver’s
directors and executive officers is available
in its proxy statement filed with the SEC by Alberto-Culver on December 13, 2005, and information regarding Regis’
directors and executive officers is available in its proxy
statement filed with the SEC by Regis on September 26, 2005.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Alberto VO5

SWISS FORMULA St. Ives

TRESemmé
USED BY PROFESSIONALS

SALLY BEAUTY

BSG beauty systems group

ALBERTO CULVER

4 $1.3 Billion $900 Million 11 DISTRIBUTION Alberto-Culver Company $1.3 Billion CONSUMER PRODUCTS

SALLY BEAUTY

BSG
beauty systems group

ALBERTO CULVER

5 11 FY 2005 Sales (millions) $2,254 9/30/05 Employees +18,000 Stores 3,241 Distributor Sales Consultants 1,244 Beauty Supply Distribution

SALLY BEAUTY

BSG beauty systems group

ALBERTO CULVER

6
Differentiation
$$$
$$
$
11
•
Professional, Salon-Only Beauty
Brands
•
Products Generally Resold to
Salon Customers
•
Higher Income Consumer
•
Open-Line Professional Beauty
Brands
•
Products Generally Used in the
Salon or Home
•
Moderate Income Consumer

fashion [focus]
over 75
over 115
hair, business, nails, esthetics
43
DON'T MISS A MINUTE!
NOVEMBER 7-8
Gane una Sesión de Belleza con Sally Beauty Supply
Espere a escuchar más detalles...
Venga a Conocer a Carlos Valenzuela y KTNQ 1020 en Los Angeles
Sábado, de julio 31ro el
2:00-4:00 P.M.
at Sally Beauty Supply
6939 E. South Eastern Ave.
in Bell Gardens

ALBERTO CULVER

7
Beauty Supply Distribution
Sales 1980-2005
($ in millions)
BSG
7
Sally
Beauty
Supply
10
17
39
52
63
77
131
166
227
290
329
395
464
527
601
665
724
804
860
910
984
1,056
1,132
1,208
1,296
9 10
12
15
17
20
22
27
31
46
72
110
184
294
405
535
616
802
895
0
200
400
600
800
1,000
1,200
1,400
80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 '00 '01 '02 '03 '04
1,359
‘05

301
SALLY
BEAUTY CO. Inc.

Sally Beauty
COMPANY, INC.
SUPPLIES & EQUIPMENT
Phone 525·8247
301 MAGAZINE ST.

ALBERTO CULVER

8 Sally Beauty Supply - Early Years

SALLY
BEAUTY
hold it!
wicked
putty
NEW
IMAGE
AMPLITUDE

ALBERTO CULVER

9 Sally Stores – Something for Every Style

Your Stylist's Secret
for 40 years
SALLY BEAUTY
OVER 5000 SALON QUALITY PRODUCTS FOR HAIR, SKIN AND NAILS
SALLY BEAUTY SUPPLY
Find the closest of our 2000 stores:
call 1-800-Ask Sally
or visit www.SallyBeauty.com

ALBERTO CULVER

10
Sally Beauty Stores
•
Most of the SKUs at Sally are not
available in other channels
•
Represent as much as 60% of
some vendor’s business
•
Only national retail chain offering
a full line of professional beauty
supplies.
•
Low capital cost to open
•
Low rents
•
State of the art logistics/systems
•
Little seasonality

11
SALLY BEAUTY SUPPLY STORES
As of September 30, 2005
Total Stores:  2,177
in North America
WA
OR
ID
MT
WY
CA
NV
UT
AZ
NM
TX
MN
AR
LA
WI
IL
IN
OH
PA
NY
KY
TN
NC
SC
MS
AL
GA
FL
VA
WV
ME
NH 9
VT 7
38 MA
7RI
23 CT
35 MD
32
20
210
20
9
17
60 17
226
18
27
84
43
20
54
32
41
27
54
45
82
173
44
80
66
94
63
83
4
11
ND
1
SD
1
MO
MEX
23
5
2
4 DE
35 NJ
IA
NE
CO
OK
KS
MI
20
1
18
12
58
31
35
Ontario
6
29 PR

SALLY
BEAUTY SUPPLY
OPEN TO THE PUBLIC

SALLY BEAUTY SUPPLY
Partner of the Professional

ALBERTO CULVER

12 Sally Stores

skin
nails
NEW
GOT SHINE?
SALE
FRESH AIR!

ALBERTO CULVER

13 A Fresh New Look on the Inside

Over $500 in Coupon Savings
Partner to the Professional
SALLY BEAUTY SUPPLY
MICRODERMABRASION
Quantum
1.99
2.49
PLUS $12 MAIL-IN REBATE
9.99
BASIC WHITE
FREE EDUCATIONAL VIDEO
NEW Salon Service!
FREE
BUY 1 GET 1 FREE
Black History Month
4.99
3.99
13.99
1.99

SALLY
BEAUTY
FALLBEAUTY UPDATE
FROM THE FASHION RUNWAYS
DATE-LOOK MAKEOVER
WHAT MAKES A MAN WELL GROOMED?
FASHION FORWORK
HOW TO GET THE LOOK
NEW! STAR STYLE HOROSCOPES

ALBERTO CULVER

14 Targeted Advertising

15 Sally Stores EBIT Margins (%) 11.0% 11.0% 11.2% 11.6% 11.4% 11.7% 12.4% 9.0% 9.5% 10.0% 10.5% 11.0% 11.5% 12.0% 12.5% 13.0% 1999 2000 2001 2002 2003 2004 2005

beauty systems group

REDKEN
Sun Shape
Smooth Down

BED HEAD
TIGI
catwalk

ALBERTO CULVER

16 Salon Exclusive Distribution Salon Exclusive Distribution Redken Redken TIGI TIGI

beauty systems group

amplify

Victory BEAUTY SYSTEMS

ALBERTO CULVER

17 Beauty Systems Group (BSG) Beauty Systems Group (BSG) BSG Sales Consultants BSG STORES MATRIX MATRIX PAUL MITCHELL PAUL MITCHELL TIGI TIGI REDKEN REDKEN FAROUK FAROUK KIWI KIWI

REDKEN
5TH AVENUE NYC
styling
10
guts

Victory BEAUTY SYSTEMS
Victory
Victory

ALBERTO CULVER

18
Beauty Systems Group (BSG)
BSG operates under
exclusive territory licenses
selling professional-only
brands
Possible further acquisitions;
consolidating a fragmented
industry
Synergies and scale impact
margins
State of the art logistics/
systems

19 Beauty Systems Group (BSG) - Beauty Systems Group (BSG) - 1986 1986 Victory Beauty Systems

20 Beauty Systems Group (BSG) – Beauty Systems Group (BSG) – 9/30/05 9/30/05 822 Stores 1,244 Professional Sales Consultants

ARMSTRONG McCALL
BEAUTY SUPPLY
15 MIN PARKING
15 MIN PARKING

Victory
BEAUTY SYSTEMS
Victory
Victory

ALBERTO CULVER

21 Beauty Systems Group Stores

SU EXITO SE INICIA CON
ARMSTRONG
CREATIVE

ALBERTO CULVER

22 BSG Store – On the Inside

23 BSG EBIT Margins (%) 6.2% 5.9% 6.8% 7.7% 9.1% 8.8% 6.2% 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% 8.0% 9.0% 10.0% 1999 2000 2001 2002 2003 2004 2005

CONSUMER PRODUCTS
ALBERTO CULVER
WORLDWIDE

Alberto VO5
TRESemmé
USED BY PROFESSIONALS
SWISS FORMULA
St. Ives

CEDERROTH
NEXXUS
PRO-LINE INTERNATIONAL
ALBERTO BALSAM
Motions
FDS
Just for me!
Alberto
tcb

ALBERTO CULVER

24 Alberto-Culver Global Consumer Products Global Brands

25 Global Consumer Products Sales $886 $955 $1,016 $1,098 $1,186 $1,306 $0 $500 $1,000 $1,500 2000 2001 2002 2003 2004 2005

26 Global Consumer Products EBIT Margins (%) 6.0% 7.2% 8.6% 9.3% 9.8% 10.1% 4% 5% 6% 7% 8% 9% 10% 11% 2000 2001 2002 2003 2004 2005

27 Alberto-Culver: Consistent Revenue Growth 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 ($ in millions) $3,531 $822

28 Alberto-Culver: Consistent EPS Growth 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004*2005* (Diluted EPS) $0.35 $2.37 * One Time Gains ($ per share) * Before Non-Core Items

29 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 Excludes $.01/share special dividend paid in 1993 ($ per share) $0.07 $0.46 Alberto-Culver: Continuous Dividend Increases

30 Alberto-Culver Company Pre-Tax Operating Margins (%) 6.2% 7.1% 7.2% 7.0% 8.0% 8.7% 9.2% 9.6% 0.0% 5.0% 10.0% 1994 1999 2000 2001 2002 2003 2004* 2005* * Excluding non-core items

ALBERTO CULVER

ALBERTO CULVER
ANNUAL REPORT
looking good

ALBERTO CULVER

ALBERTO CULVER

Good Looking